SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2009

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 3, 2009 announcing the closing of an agreement between Ericsson and STMicroelectronics merging Ericsson Mobile Platforms and ST-NXP Wireless into a 50/50 joint venture.

February 3, 2009 PRESS RELEASE

Ericsson and STMicroelectronics Complete Deal to Create World Leader in Semiconductors and Platforms for Mobile Applications

Geneva, Switzerland and Stockholm, Sweden – February 3, 2009 - STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) today announced the closing of their agreement merging Ericsson Mobile Platforms and ST-NXP Wireless into a 50/50 joint venture.  The deal was completed on the terms originally announced on August 20, 2008.

The new company is designed for long-term stability and is set to become an industry leader in product research, as well as design, development, and the creation of cutting-edge mobile platforms and wireless semiconductors. The JV begins as a major supplier to four of the industry’s top five handset manufacturers, who together represent about 80 percent of global handset shipments, as well as to other exciting industry leaders.

Ericsson contributed USD 1.1 billion net to the joint venture, out of which USD 0.7 billion was paid  to ST. Prior to the closing of the transaction, ST exercised its option to buyout NXP’s 20 percent ownership stake of ST-NXP Wireless.

Alain Dutheil, presently CEO of ST-NXP Wireless and Chief Operating Officer of STMicroelectronics, will lead the joint venture as President and Chief Executive Officer.

Governance is balanced. Each parent appoints four directors to the board with Carl-Henric Svanberg, President and CEO of Ericsson, as the Chairman of the Board and Carlo Bozotti, President and CEO of STMicroelectronics, as the Vice Chairman.

Employing about 8000 people - roughly 3000 from Ericsson and approximately 5000 from ST - the new global leader in wireless technologies is headquartered in Geneva, Switzerland.

The new company will meet its customers at the Mobile World Congress in Barcelona from Feb 16th to Feb 19th.

Notes to editors:
Announcement on August 20, 2008:
www.ericsson.com/press/releases/20080820-1244729.shtml
Multimedia content from the press conference on August 20 is available at the broadcast room:  www.ericsson.com/broadcast_room
Photos are available at
www.ericsson.com/ericsson/press/photos/ericsson_st.shtml

Carl-Henric Svanberg’s bio and photos are available at
www.ericsson.com/ericsson/corpinfo/management/carl-henric_svanberg.shtml

Carlo Bozotti’s bio and photo is available at
www.st.com/stonline/company/bio/bozotti.htm

About Ericsson

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ

For more information, visit www.ericsson.com or www.ericsson.mobi.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Media
Ericsson Corporate Public & Media Relations
Phone: +46 10 719 6992
E-mail: press.relations@ericsson.com

Investors
Ericsson Investor Relations
Phone: +46 10 719 0000
E-mail: investors.relations@ericsson.com

STMicroelectronics
Media
Maria Grazia Prestini
Phone: +41 22 929 6945
E-mail: mariagrazia.prestini@st.com

Investors
Tait Sorensen
Phone: +1-602-485-2064
E-mail: tait.sorensen@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 3, 2009	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer